UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Box Ships Inc. (the "Company"), dated January 9, 2012, announcing the Company's appointment of Allen & Caron Inc. as its agency for investor relations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: January 10, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

Box Ships Inc.

BOX SHIPS APPOINTS ALLEN & CARON
FOR INVESTOR RELATIONS

ATHENS, Greece, January 9, 2012, - Box Ships Inc. (NYSE: TEU) ("Box Ships"or the Company), a global shipping company specializing in the transportation of containers, announced today that it has appointed Allen & Caron Inc.("Allen & Caron"), in New York City with offices in Irvine, California and London, as its agency for investor relations.

Chairman, President and Chief Executive Officer Michael Bodouroglou said, "We selected Allen & Caron because of their well-established reputation and track record for helping growing companies develop effective communications and for increasing their exposure to institutional investors both in the US and in Europe. We look forward to working with them."

Joseph Allen, the Chairman and CEO of Allen & Caron commented, "The management team at Box Ships has extensive experience in the shipping industry, and we believe their chartering strategy is quite attractive to investors.  They focus on short- to medium-term time charters of one to five years with staggered maturities, which provides the benefit of stable cash flows while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire."

About Box Ships Inc.
Box Ships is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of seven containerships with a total carrying capacity of 33,237 TEU and a TEU weighted average age of 4.1 years. The Company's shares trade on the New York Stock Exchange under the symbol "TEU."

For more information, visit www.box-ships.com. The information contained on the Company's website does not constitute part of this press release.

About Allen & Caron Inc.
Allen & Caron is a full-service corporate, investor and marketing communications agency serving the needs of public companies. The Allen & Caron international client base includes emerging growth companies in a range of industry segments. The firm has offices in Irvine, California; New York City and London; and has an affiliate relationship with a leading investor relations firm in Italy, which has offices in Milan and Rome.

For more information, visit:

 www.allencaron.com | www.smallcapworld.wordpress.com  | www.twitter.com/AllenCaron

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include without limitation the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container  shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.